[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 24, 2017

James E. O'Connor Christina DiAngelo Fettig Division of Investment Management Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

RE:Great Elm Capital Corp.

Registration Statement on Form N-2

File Number 333-219574

Dear Mr. O'Connor and Ms. DiAngelo Fettig:

We are in receipt of oral comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided by you on August 16, 2017 to Kenneth E. Burdon of Skadden, Arps, Slate, Meagher & Flom LLP regarding Great Elm Capital Corp.'s (the "Company") Registration Statement on Form N-2 filed on July 31, 2017 (the "Registration Statement") and the Company's most recently filed Form 10-Q.

The Company has considered your comments and has authorized us to make on its behalf the responses and changes to the Company's Registration Statement discussed below.  These changes are reflected in Pre-Effective Amendment No. 1 to the Company's Registration Statement being filed on or about the date hereof.  The Company has summarized the Staff comments, to the best of its understanding, in bold below, followed by the Company's corresponding response to each comment. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement.

James E. O'Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

August 24, 2017

Comments and Responses

1.

Did the most recent Company registration statement (File No. 333-217222) (the "Prior Registration Statement"), declared effective on July 13, 2017, include interest expense and offering costs related to the proposed offering of debt securities in the "Interest payments on borrowed funds" and “Other expenses” line items in the Fees and Expenses table?  If not, please confirm that the Company will include such expense in the fee table included in the definitive prospectus filed for sales to be made under the Prior Registration Statement and please supplementally explain the impact of such changes in your response letter.

The interest expense and offering costs related to the proposed offering were not included in the Prior Registration Statement.  The Company confirms that it will include such expenses in the fee table included in the definitive prospectus filed for sales to be made under the Prior Registration Statement.

Assuming the proceeds of the proposed offering are $40,250,000 and used to redeem the Full Circle Notes in full (at a cost of $33,645,525) and otherwise make investments in accordance with the Company's investment objectives and policies, that the Company incurs offering expenses of $500,000 in connection with the proposed offering that are amortized over the five year life of the new notes, and that the interest rate on the offered Notes is 6.505% per annum (which is less than the interest rate on the Full Circle Notes of 8.25% per annum), "Interest payments on borrowed funds" for the three months ended March 31, 2017 would have increased from 1.48% to 1.59% of net assets attributable to common shares and "Total expenses" would have increased from 8.38% to 8.49%. Such increases are due to the incremental increase in the aggregate principal amount of indebtedness outstanding and the expenses expected to be incurred in the proposed offering.

2.	Please include disclosure regarding the Prior Registration Statement and the potential for shareholders to sell their shares registered thereunder.

The Company has included disclosure in accordance with the Comment.

3.

In the selected financial data table in the Registration Statement and the most recently filed Form 10-Q, as applicable:
(a) The total gross expenses, total net expenses and net investment income line items do not seem to track the Company's financials.  Please revise the line items or supplementally explain how such line items track the Company's Statement of Operations.
(b) Please change the title of the line item "Dividends declared" to "Distributions declared."
(c) Please disclose "per share market value" per Item 4.1 of Form N-2.
(d) Please note that total return based on net asset value and market value should

James E. O'Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

August 24, 2017

not include sales load. Please include such disclosure. (e) In Form 10-Q, in the "Ratio/Supplemental Data" section, please include gross ratios as the first line items.

(a)  As discussed further below in response to Comment 5, the reversal of a previously accrued waiver related to the administration fee resulted in the "post-waiver" expenses exceeding the "pre-waiver" expenses.  However, the Company believes that disclosing in the table that total net expenses is greater than total gross expenses may be misleading to an investor.  Accordingly, the Company believes that using $5,980 for each line item is appropriate.  The Company has included a footnote to clarify the point.  The Company has revised the net investment income line item to match the most recent financials.

(b)  The Company has revised the line item to state "Distributions declared."

(c)  The Company notes that, as a business development company, it is not required to include the disclosure required by Item 4.1 of Form N-2.  However, the Company has revised disclosure in response to the Comment.

(d)  The Company has included the requested disclosure.

(e)  The Company will revise its disclosure in future financial statement filings.

4.

The Staff notes that PIK income is a large percentage of investment income.  Further, the Staff notes that such PIK income is derived from the Company's investment in Avanti.  Please include disclosure regarding such facts on the prospectus cover page, including a brief definition of PIK income, a statement regarding why Avanti pays PIK income and the percentage of total investment income that is PIK income, and cross reference the pertinent risk factors and include appropriate disclosure regarding such facts in the prospectus, as applicable.  Please supplementally explain how PIK income affects the Company’s management fees and incentive fees and add additional disclosure if necessary.

The Company has revised disclosure in accordance with the Comment.

For investments that pay PIK income, the Company accrues the interest over the life of the investment but would typically not receive the cash income from the investment until the end of the term or upon the investment being called by the issuer.  The Company's net investment income used to calculate the income portion of its incentive fee, however, includes accrued interest. The portion of the incentive fee that is attributable to deferred interest, such as PIK, will not be paid to GECM until the Company receives such interest in cash. Even though such portion of the incentive fee will be paid only when the accrued income is collected, the accrued income is capitalized and included in the calculation of the base management fee. In other words, when deferred interest income (such as PIK) is accrued, a corresponding income incentive fee (if any) is also accrued (but not paid)

James E. O'Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

August 24, 2017

based on that income. After the accrual of such income, it is capitalized and added to the debt balance, which increases the Company's total assets and thus the base management fee it pays following such capitalization. If any such interest is reversed in connection with any write-off or similar treatment of the investment, the Company will reverse the income incentive fee accrual and an income incentive fee will not be payable with respect to such uncollected interest. If a portfolio company defaults on a loan, it is possible that accrued interest previously used in the calculation of whether GECM met the hurdle rate to earn incentive fee will become uncollectible.  It should also be noted that base management fees are charged on all other accrued but unpaid income (such as interest receivable) based on the balance sheet carrying value.

5.

The Staff notes is a large percentage of the Company's assets is invested in short-term securities.  Please add disclosure as to how such short-term securities relate to the Company's investment strategy, what percentage of the Company’s total assets constitutes short-term securities and the risks of holding such a large percentage of the Company's assets in short-term securities.

The Company has revised disclosure in accordance with the Comment.

6.

In the Company's Statement of Operations in its most recently filed Form 10-Q, the line item "Accrued administration fee waiver" adds to expenses instead of decreasing expenses.  Please supplementally explain how a "waiver" can increase expenses.  Further, please confirm that the accrual occurred in a separate period.  If a reversal of a previously accrued waiver occurs in the future and causes an increase in expenses, please change the title of the line item.

The "Accrued administration fee waiver" line item accounts for the reversal of a previously accrued waiver related to the administration fee.  The Company notes the disclosure in the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations, under the caption "Expenses:"

Total administration fees were $767, which includes direct costs reimbursable under our administration agreement and fees paid for sub-administration services.  We have accrued $0 as of June 30, 2017 under the reimbursement cap of the administration agreement, based on expenses accrued from November 4, 2016 through June 30, 2017. The cap on costs will be determined after completion of the year ending November 4, 2017.

The Company confirms that the accrual occurred in a separate period and will change the line item title in accordance with the Comment, as applicable.

7.

In the Company's Statement of Changes in Net Assets in its most recently filed Form 10-Q, the "Purchases of common stock" line item is negative.  Please supplementally explain why such line item is negative?

James E. O'Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

August 24, 2017

The Company references Note 8 to its most recently filed Form 10-Q.  Note 8 discloses that the Company purchased shares of its common stock during the period pursuant to its tender offer and stock buyback program.

8.	In future financial statement filings, when PIK income is a material portion of the Company's income, please include a separate line item in the Company's Statement of Operations for PIK income.

When PIK income is a material portion of the Company’s income, the Company will include a separate line item in future Statement of Operations for PIK income in accordance with the Comment.

9.	With respect to the Company's Avanti investment, in future financial statement filings, in the Company's Schedule of Investments, please disclose in a footnote that the Avanti bonds are paying PIK.

The Company will include a footnote to its future Schedule of Investments in accordance with the Comment.  Further, the Company has included such footnote in the table under "The Company—Our portfolio at June 30, 2017."

10.

The Staff references Note 2—Significant Accounting Policies—Basis of Consolidation to the Company's unaudited financial statements on Form 10-Q.  Please supplementally explain the purpose of the consolidated subsidiaries.

Each of the consolidated subsidiaries is a tax blocker corporation.

11.

The Staff references Note 2—Significant Accounting Policies—Revenue recognition to the Company's unaudited financial statements on Form 10-Q. The Company states that it "currently has no investments with fixed exit fees."  Are there any end of term exit fees?  If so, please disclose such fees in the future Schedule of Investment filings.

The Company does hold certain investments that have exit fees that are contingent upon certain commercial events that the Company considers to be unlikely.  These fees are described in the referenced Note, which discloses that these fees are recognized as earned.  The Company does not believe that the inclusion of immaterial terms is required by Schedule 12-12 of Regulation S-X.  Specifically, the Company refers to Note 9 in Schedule 12-12, which requires disclosure of "securities whose value was determined using significant unobservable inputs." (emphasis added)  Consequently, the Company will only include a footnote for investments that have an exit fee in the Schedule of Investments if the Company determines that such fees are considered to be likely and, accordingly, such exit fee is a significant input in the investment's valuation.

James E. O'Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

August 24, 2017

12.

The Staff references Note 6—Commitments and Contingencies to the Company's unaudited financial statements on Form 10-Q.  The Company earlier disclosed that its commitment to Avanti was approximately $5.6 million and in Note 6 discloses that commitments, generally, are $4.7 million.  Please supplementally explain the discrepancy.

The Company no longer has any commitments with respect to its Avanti investment and has revised its disclosure accordingly.

13.

What is the total amount of unfunded commitments?  The Staff notes that if unfunded commitments are material to the Company, please disclose unfunded commitments for each portfolio company separately on the Company's Schedule of Investments.

The Company's unfunded commitments totaled approximately $4.7 million, which is less than 5% of the Company's net asset value as of June 30, 2017, and is spread across three different portfolio companies.  The Company acknowledges the Comment and will monitor its unfunded commitments and disclosure obligations going forward.

* * *

James E. O'Connor

Christina DiAngelo Fettig

Securities and Exchange Commission

August 24, 2017

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (617) 573-4836 or Michael Hoffman at (212) 735-3406.

Very truly yours,

/s/ Kenneth E. Burdon

Kenneth E. Burdon